UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                         to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries - North, Inc.

Western Industries Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Western Industries Retirement Savings Plan

Financial Statements

Years ended December 31, 2007 and 2006

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Western Industries Retirement Savings Plan

We audited the accompanying statements of net assets available for benefits of Western Industries Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Windham Brannon, P.C.
Atlanta, Georgia

June 13, 2008

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$28,795,120	$1,131,640
Investment in Master Trust	19,599,607	—
Participant loans	1,163,713	1,425,828
Rollins, Inc. common stock	1,087,242	257,935
Pooled separate accounts	—	24,438,530
Group annuity contract	—	21,033,486
Cash	—	5,680
Total Investments	50,645,682	48,293,099
RECEIVABLES:
Employer	870,248	800,455
Other	—	77,411
Total Receivables	870,248	877,866
Total Assets	51,515,930	49,170,965

LIABILITIES
EXCESS CONTRIBUTIONS	10,823	10,856
OTHER LIABILITIES	—	65
Total Liabilities	10,823	10,921
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	51,505,107	49,160,044
Adjustment from Fair Value to Contract Value Relating to Fully Benefit-Responsive Investment Contracts	(81,912)	122,068
NET ASSETS AVAILABLE FOR BENEFITS	$51,423,195	$49,282,112

The accompanying notes are an integral part of these financial statements.

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For The Year Ended December 31, 2007

ADDITIONS:
Investment income:
Net appreciation in fair value of mutual funds	$3,018,349
Net gain from investment in Master Trust	1,003,710
Interest income on participant loans	101,888
Net appreciation in fair value of Rollins Inc. common stock	89,978
Dividend income on Rollins, Inc. common stock	3,959
Total Investment Income	4,217,884
Contributions:
Participants	1,786,014
Employer	962,043
Rollovers	351,023
Total Contributions	3,099,080
Total Additions	7,316,964

DEDUCTIONS:
Distributions to participants	3,556,241
Participant transaction changes	3,236
Total Deductions	3,559,477
TRANSFERS INTO PLAN	5,539
TRANSFERS OUT OF PLAN	1,621,943
NET INCREASE	2,141,083
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	49,282,112

End of year	$51,423,195

The accompanying notes are an integral part of these financial statements.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

1.                                      DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Western Industries - North, Inc. (the “Company” and the “Plan Sponsor”) and Western Industries – South, Inc. Rollins, Inc. is the Company’s parent. The Plan was restated effective January 1, 2003, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 1, 2007, the Plan was amended to grant the Plan administrator discretion to provide for transfer to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate the periodic of transfers to and from the Rollins, Inc. 401(k) Plan (“Rollins Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees.

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld 3% of eligible compensation, unless the employee elects differently. Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, subject to a maximum of $15,500 in 2007. Participants age 50 or older may also make additional “catch-up” contributions limited to $5,000 in 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed, limited to the first 3% of the participant’s compensation. The Company match is contributed to employees each pay period.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors. Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation. The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year. No discretionary profit sharing contributions were made in 2007.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors. The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation. To be eligible for the additional discretionary contribution the participant must be actively employed on the last day of the Plan’s year and have completed 1,000 hours of service during the Plan year. An additional discretionary contribution of $855,982 was made for 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account and is charged with specific transaction fees. Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan. The Company currently offers twelve mutual funds, one synthetic GIC, and Rollins, Inc. common stock as investment options for participants. Participants may change their investment options on a daily basis. The Plan’s default fund for participant contributions is the Dodge and Cox Balanced Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may obtain loans from the Plan up to 50% of their vested account balance or $50,000, whichever is less, with a minimum of $1,000. Loans bear interest at a reasonable rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money, are collateralized by a participant’s account balance and may not exceed 5 years, or 15 years if used for the purchase of a residence. Loans are generally payable through payroll deductions and only one loan may be outstanding in a twelve-month period.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon. Upon normal retirement, disability, or death each participant is 100% vested in the Company’s contributions. Effective January 1, 2007, participants who leave the Company prior to six years of continuous credited service receive a percentage of additional discretionary and profit sharing contributions based on the following schedule:

Percentage
Years of Credit Service	of Vesting
Less than 2 years	—%
Between 2 and 3 years	20
Between 3 and 4 years	40
Between 4 and 5 years	60
Between 5 and 6 years	80
6 years or more	100

Participants hired prior to January 1, 2007 receive a percentage of additional discretionary and profit sharing contributions based on a vesting schedule that begins after 3 years and earns 20% each year thereafter through seven years of service.

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Percentage
Years of Credit Service	of Vesting
Less than 1 year	—%
Between 1 and 2 years	20
Between 2 and 3 years	40
Between 3 and 4 years	60
Between 4 and 5 years	80
5 years or more	100

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions. Forfeitures were $1,886 at December 31, 2007 and $93,931 at December 31, 2006. Forfeitures are used to reduce employer-matching contributions to the Plan. Forfeitures of $207,120 were used in 2007 to reduce the Company match.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity. For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances, which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator. Only two withdrawals of such contributions are allowed in any 12-month period. A participant who reaches age 59½ can withdraw any portion of their vested account. Only one such withdrawal is allowed in any 12-month period.

Participant Transaction Charges

All loan fees and investment transaction fees are paid by participants in the Plan. Loan fees are charged directly to the participant requesting the loan, and transaction fees are netted with appreciation/depreciation in fair value in each participant’s account.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

Use of Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements, and accompanying notes. Actual results could differ from those estimates.

Contributions

Employee contributions, and the related match, are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

Discretionary contributions determined at the end of the year are considered payable at the Plan’s year-end.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the synthetic GIC within the Master Trust and the group annuity contract, which are stated at contract value. Investments in mutual funds and common stock are stated at the quoted market prices on the last business day of the Plan year. Investments in pooled separate accounts are stated at unitized value, which is based on the market value of the underlying mutual fund. The fair value of the synthetic GIC within the Master Trust is based on the market value of the underlying collateral portfolio. The fair value of the group annuity contract is calculated by discounting the related cash flows based on current yields of similar instruments within comparable durations. The participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes realized and unrealized gains and losses on those investments.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans  (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts (included in Master Trust at December 31, 2007) as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Master Trust

The Rollins, Inc. Master Trust was established on January 1, 2007 to hold the synthetic GIC of plans sponsored by the Company and Rollins, Inc. The synthetic GIC, and the income there from, are allocated to participating plans based on each plan’s participation in the synthetic GIC within the Master Trust.

Synthetic GIC and Group Annuity Contract

The Plan maintained a fully benefit-responsive group annuity contract (“GIC”) with MassMutual Life Insurance Company (“MassMutual”) until December 31, 2006. On January 1, 2007, the GIC with MassMutual was purchased by Prudential Bank and Trust, FSB upon a change in custodians and was rolled into a synthetic investment contract (“synthetic GIC”) with Prudential Insurance Company of America (“Prudential Insurance”). The crediting interest rate on the GIC was based on a formula agreed upon with MassMutual. The rate had the ability to change under the terms of contract, but in no case was to be adjusted to less than 0%. The average yields on the GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2006 were 4.9%.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

The synthetic GIC is considered to be fully benefit-responsive. The synthetic GIC is a wrap contract paired with underlying investments, which are owned by the Plan. The underlying investments consist of high quality, intermediate fixed income securities. Because the synthetic GIC is fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC. The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at December 31, 2007, based on the expected replacement cost of the contract. The crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months beginning July 1, 2007. The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2007 are 4.9%.

The contracts are subject to credit risk based on the ability of the insurance companies to meet interest or principal payments or both as they become due.

Benefit Payments

Benefits are recorded when paid.

3.                                      MASTER TRUST

The Plan participates in the Master Trust with the Rollins Plan. The value of the units in the Master Trust is adjusted daily to reflect the fair value of the synthetic GIC owned by the Master Trust. The Master Trust units may be redeemed by the Plan for an amount equal to their contract value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, allocated investment income, less distributions and any allocated administrative expenses.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

The Plan’s interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits at December 31, 2007. A summary of the net assets of the Master Trust is as follows:

Investments, at fair value:
Synthetic GIC	$54,496,213
Total investments at fair value	54,496,213
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(227,534)
Net assets of Master Trust available for benefits	$54,268,679

Master Trust income for the year ended December 31, 2007 is as follows:

Net appreciation of synthetic GIC	$2,647,818
Dividends	42
$2,647,860

The Plan’s assets in the Master Trust as a percentage of the net assets of the Master Trust was 36% at December 31, 2007.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

4.                                      INVESTMENTS

Investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets are as follows:

	2007	2006
Investments in Master Trust:
Synthetic GIC	$19,517,695	$—
Mutual Funds:
Vanguard Winsor II Adm Fund	7,005,886	—
Growth Fund of America R4 Fund	3,583,962	—
American Europacific Growth R4 Fund	4,446,529	—
ALGER Mid Cap Growth Institutional I Fund	4,025,430	—
MassMutual Select Mid Cap Growth Equity Fund	—	3,917,867
MassMutual Select Fundamental Value Fund	—	4,687,287
MassMutual Premier International Equity Fund	—	3,900,767
Group Annuity Contract	—	21,033,486

5.                                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 16, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.                                      TRANSACTION WITH PARTIES-IN-INTEREST

At December 31, 2007 and 2006, respectively, the Plan held approximately 57,000 units and 12,000 units of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2007 and 2006 was approximately $1,000,000 and $296,000, respectively. During 2007, the Plan received approximately $4,000 in dividends in Rollins, Inc. common stock, which was used to purchase additional shares of common stock.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

At December 31, 2007, the Plan investments include a synthetic GIC that is managed directly by Prudential Insurance through the Master Trust. Prudential is the custodian as defined by the Plan; therefore, this transaction qualifies as a party-in-interest transaction.

7.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$51,423,195	$49,282,112
Plus: Adjustment from contract value to fair value for fully benefit-responsive synthetic GIC within the Master Trust	81,912	—
Less: employer contributions receivable at end of year	(870,248)	(800,455)
Plus: excess contributions at end of year	10,823	10,857
Net assets available for benefits per the Form 5500	$50,645,682	$48,492,514

The following is a reconciliation of total additions to the Plan per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total additions per the financial statements	$7,316,964
Less: employer contributions receivable at end of year	(870,248)
Add: excess contributions at end of year	10,823
Add: employer contributions receivable at beginning of year	800,455
Less: excess contribution at beginning of year	(10,857)
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC within the Master Trust	81,912
Total additions per the Form 5500	$7,329,049

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006

8.                                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code. In the event of Plan termination, participants become fully vested.

Supplemental Schedule

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$2,322,905
	Alger Funds	Alger Mid Cap Growth Institutional I Fund	4,025,430
	Victory Funds	Victory Diversified Stock A Fund	647,749
	Vanguard Funds	Vanguard Windsor II Adm Fund	7,005,886
	Vanguard Funds	Vanguard 500 Index Fund	555,260
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	1,517,373
	American Funds	Growth Fund of America R4 Fund	3,583,962
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	1,176,700
	DWS Funds	DWS Small Cap Value A Fund	1,556,315
	Dodge and Cox Funds	Dodge & Cox Balanced Fund	1,779,679
	American Funds	Capital World Growth R4 Fund	177,332
	American Funds	American Europacific Growth R4 Fund	4,446,529
*	Rollins, Inc.	Common Stock	1,087,242
*	Participant loans	Interest rates from 5% to 10.5%	1,163,713

			$31,046,075

*Indicates a party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date: June 25, 2008	By:	/s/ SG Petouvis
SG Petouvis
Director of Human Resources

INDEX OF EXHIBITS

Exhibit Number

(21.1)                   Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.